Mail Stop 4561

February 23, 2007

B.K. Gogia, President and Chief Executive Officer
InferX Corporation
1600 International Drive, Suite 110
McLean, VA 22102-4860

       RE: InferX Corporation
                Registration Statement on Form SB-2/A
                File No. 333-138646
                Date Filed: February 7, 2007

Dear Mr. Gogia:

      We have reviewed your amended filing and have the following comments.

General

1. Update your financial statements pursuant to Item 310(g) of Regulation S-B.

Prospectus Summary

2. We reissue comment 2 of our letter dated December 21, 2006 in part. Add disclosure here or in the "Business" section that addresses the reverse acquisition, including the entities involved, the total consideration, the parties that conducted the negotiations, and disclose why InferX entered into the transaction.

Cautionary Note Regarding Forward Looking Statements, page 7

3. Refer to comment 10 of our letter dated December 21, 2006. We believe the reference to the Private Securities Litigation Reform Act of 1995 is inappropriate. Please revise to either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to companies that issue penny stock.

Risk Factors, page 3

We may need to raise additional capital in the future . . . ," page 6

4. Refer to comment 9 of our letter dated December 21, 2006. You indicate that you believe you have sufficient capital to carry-out your proposed business objectives and operate as a going concern. You also state however that if you cannot generate any revenues from sales, your existing capital is sufficient to fund operations only through the first quarter of 2007. Considering your revenues have been declining steadily and that you are well into the first quarter of fiscal 2007, the basis for your statements is not clear. Management's current belief based on recent results should be clearly and concisely articulated.

Our Business, page 8

Market Opportunity, page 8

5. It is not clear why DHS needs to access information maintained by Acxiom Corporation, FORTENT and the United States Department of the Treasury in order to identify prospective terrorist threats. Please revise to clarify and provide context to your disclosure. Describe the information that the databases of these entities possess such that potential terrorist threats could be identified through the use of your software.

6. We note your disclosure on page 9 regarding a "cargo security solution". Please describe the current status of this initiative and discuss whether it is available for deployment or sale.

Our Product Offerings, page 9

7. It is not clear how InferAgent "could identify terrorism risks" or how it could "identify opportunities for cross selling or transaction that are likely tied to money laundering, fraud or other illegal activity." Please revise to provide examples of how InferAgent can be utilized to accomplish these goals. There should be some context to your disclosure rather than general assertions that regarding the identification of terrorist threats or other law-enforcement related tasks.

8. You state here that you believe that InferAgent has placed you "at the forefront of a new category of technology called 'Privacy Preserving Analytics". Please provide support for the claims regarding your industry position. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

9. Since InferAgent appears to be your only commercially available product offering, please revise to provide a materially complete description of how you will earn revenues from the sale or distribution of InferAgent. Your discussion should include a description of each activity that that is essential to the functioning of InferAgent and how you intend to distribute and/or market the product.

10. With respect to InferText™, InferCluster™, and InferView™, you should revise the manner in which you describe these products so that readers will not have the mistaken impression that these products have capabilities that have not been proven in the marketplace. For example, with respect to InferText™, you state that it "transforms unstructured content into a format . . . ." If the product is still in development, the basis for your disclosure that the product is able to currently accomplish specific tasks is unclear. Please revise this disclosure and all other similar statements regarding your product offerings.

Sales and Marketing, page 12

11. We note your revisions in response to comment 16 of our letter dated December 21, 2006. Please advise us as to whether you have terminated your relationship with Athorn Clark & Partners, an entity with whom your relationship with was prominently disclosed in the initial Form SB-2.

12. Please disclose the material terms of your agreement with Michael Brown. Is there a contractual relationship with Mr. Brown or have you and he merely engaged in preliminary discussions of how he may be of assistance to you in developing, marketing, and presenting your products to potential government and commercial customers. In these regards, we refer you to the latter portion of comment 25 of our letter dated December 21, 2006, which requested disclosure of the financial commitments associated with your consulting agreement with Mr. Brown. We note that management's discussion and analysis does not address this aspect of our prior comment.

13. Refer to comment 18 of our letter dated December 21, 2006, which we reissue. Discuss in reasonable detail the steps you intend to take in furtherance of your sales strategy. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for bring your products to market. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to bring your products to market. For example, you disclose that you "intend to develop [y]our channel partner relationships" in 2007 but you provide no disclosure regarding the manner in which this will be accomplished. Please revise as appropriate.

Management's Discussion and Analysis, page 14

14. Refer to comment 21 of our letter dated December 21, 2006, which we reissue in part. Please revise to present a discussion of the economic or industry-wide factors relevant to the company as well as identification and insight into material opportunities, challenges, risks, and material trends and uncertainties. Also, to the extent known, please provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address them. See Release No. 33-8350.

Year Ended, December 31, 2005 and 2004, page 17

15. We note your response to our comment 23 of our letter dated December 21, 2006 and revised management's discussion and analysis disclosure. Your discussion of the changes in direct costs in fiscal 2005 compared to fiscal 2004 is confusing. For example, you indicate the <u>increase</u> in direct costs resulted primarily from a <u>decrease</u> in the capitalization of labor costs in connection with software development that were $24,000 in 2005 and $265,000 in 2004. It is not clear why you are attributing a decrease in capitalized costs (a balance sheet item) to the increase in direct costs (an income statement item). Also, you indicate that salaries were reduced in 2005 by approximately $50,000. Again, it is not clear how the reduction in salaries supports the increase in direct costs as this reduction more than offsets the increase in the amortization of capitalized software. Please explain and revise your disclosures accordingly. Similar revisions should be made to your discussion of direct costs for the nine months ended September 30, 2006 and 2005.

16. Further explain the reasons for your discussion of what direct costs would have been in 2004 had they included capitalized labor and management salary reduction and what such costs would have been in 2005 had they excluded increases in amortization and capitalized labor. This disclosure is confusing and appears to present non-GAAP disclosure, which do not meet the requirements of Item 10(h) of Regulation S-B. Please explain or revise accordingly.

17. Change your reference to "indirect expenses" in management's discussion and analysis to refer to "total operating expenses" to be consistent with your line item classification in the Company's Statements of Operations.

Executive Compensation, page 20

18. Please provide Item 402 disclosure for the year ended December 31, 2006. If bonus amounts for this year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be

determined, any formula or criteria that will be used and any other pertinent information. Refer to CF Tel. Interp. J.8B. Please note that your revised disclosure should comply with the Commission's New Executive Compensation and Related Person Disclosure Rules.

Selling Stockholders, page 23

19. We reissue comment 28 of our letter dated December 21, 2006. With respect to the shares being offered by Lacuna Venture Fund LLLP, reference is made to footnote 6 to the table under the heading "Security Ownership of Certain Beneficial Owners and Management" yet there is corresponding footnote in that table. We presume that the reference should have been to footnote 5. Revise as appropriate.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Computer Software Development Costs, page F-8

20. We note your response to our comments 31 and 32 of our letter dated December 21, 2006 and your revised disclosure with regard to the Company's computer software development costs. Your disclosure on page 17 indicates that during fiscal 2005 and 2004 the Company capitalized software costs of $24,000 and $265,000, respectively. With regard to such costs, please provide the following:

   - A breakdown of the $909,920 of gross software costs capitalized to date by (a) project and (b) period incurred.
   - Tell us if the Company expensed any costs related to such projects and if so, tell us the period(s) such costs were expensed and the amounts expensed.
   - Tell us how you determine when technological feasibility has been reached pursuant to the guidance in paragraph 4 of SFAS 86. For each project, tell us when technological feasibility was reached and tell us when you began selling the products to your customers.
   - Tell us how you considered paragraph 6 of SFAS 86, which indicates that capitalization of computer software costs shall cease when the product is available or general release to customers.

Revenue Recognition, page F-9

21. We note your response to comment 33 of our letter dated December 21, 2006 where you indicate that the Company does not regard your contracts as service contracts but rather as "application management support contracts." Please explain what you mean by this term. Clarify whether any of these arrangements

involve the significant production, modification or customization of software and are, therefore, accounted for under SOP 81-1 pursuant to paragraph 7 of SOP 97-2. Otherwise, as previously indicated, footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts and the staff does not believe that the Company has adequately supported its reasons for using such guidance.

22. Your response to comment 34 of our letter dated December 21, 2006 indicates that during the periods presented, the Company did not have any fixed-priced contracts that were recognized ratably over the contract term. Your disclosure on page 33, however, continues to state that "[r]evenue generated from fixed-price contracts, including <u>most</u> application management and support contracts, is recognized ratably over the contract term." Please explain or revise your disclosure accordingly.

Note 7. Stockholders' Equity (Deficit), page F-17

23. We note your response to our comment 37 of our letter dated December 21, 2006 where you indicate that the issuance of the 305,000 shares to InferX founders occurred prior to the merger between Datamax and InferX. Although we note that the 305,000 shares were converted into 114 shares of Datamat, we do not understand your comparison of the $2.68 per share value (post-merger) to the founders value $0.001 (pre-merger) and the fair value of $1.50 (pre-merger). These shares were issued to founders in exchange for services during fiscal 2005 and valued at par value or $305. Pursuant to APB 25, the Company should recognize compensation expense for such services for the difference between the fair value of the stock and the amount, if any, the founders were required to pay. In your response to comment 36 of our letter dated December 21, 2006, the Company indicated that management believed based on recent cash sales to unrelated third parties that the fair value of the Company's stock in 2005 was $1.50 (pre-merger). Therefore, it appears that the Company has an unrecorded compensation expense of approximately $457,000. Similarly, if the Company were to value this transaction based on post-merger shares, it appears you would have a similar unrecorded expense based on the 114 (post-merger) shares issued and the estimated fair value of such shares as determined by recent cash sales of 19 shares to unrelated third parties for cash of $75,000 or approximately $3,947.47 per share. Please explain or revise your financial statements accordingly.

24. Your response to comment 38 of our letter dated December 21, 2006 provides a breakdown of the Company's common stock issuances and the values assigned to such issuances on a post-merger basis. It is not clear, however, how the values assigned compare to the fair value of the Company's common stock at the date of issuance on a post-merger basis as you have only provided the share value on a

pre-merger basis. For instance, we note the Company sold 5 shares of your common stock on May 5, 2006 at $20,000 or $4,000 per share. We further note that on June 30, 2006 the Company issued 57 shares to W. Mittlieder for services, which you valued at $90,146 or $1,581.51 on a post-merger basis. Tell us how you determined the fair on a <u>post-merger</u> basis of the Company's common stock and provide us with objective evidence that that supports your determination of the fair value at each issuance date. We refer you to the AICPA Practice Aid for further guidance.

25. We note that on August 31, 2006 the Company issued 132 shares of common stock as a guarantee for the $350,000 bridge loan, which you recorded as a reduction of paid-in-capital of $132. Tell us how you determined the fair value of these shares and tell us your consideration for accounting for such share as debt issue costs in InferX's financial statements prior to the Black Nickel transaction. We refer you to SAB Topic 2.A.6.

26. Also, continue to provide us with updates to the information requested in comment 38 of our letter dated December 21, 2006 for all equity-related transactions subsequent to this request through the effective date of the registration statement.

Note 14. Restatement of Financial Statements, page F-24

27. We note your response to comment 36 of our letter dated December 21, 2006 and your disclosure in Note 14 with regard to your financial statement restatement. Please revise your disclosure to clarify, if true, that the loss on extinguishment of debt was calculated based on the estimated fair value of the Company's common stock at December 31, 2005 as determined by recent sales of the Company's common stock for cash to unrelated third parties.

Notes to Unaudited Pro Forma Condensed Financial Statements, page F-62

28. We note your response to comment 40 of our letter dated December 21, 2006 and your revisions with regard to the Class B warrant disclosures. As previously requested, please provide your calculations for allocating the $1,164,696 proceeds amongst the common stock, the Class A warrants and the Class B warrants using the relative fair value method.

29. Your response to comment 41 of our letter dated December 21, 2006 indicates that the Company considered the guidance in EITF 05-4 and it appears based on your response that the Company has taken View A and considered the registration right agreement as a combined freestanding instrument with the underlying shares and warrants and determined that liability classification was appropriate. Please

confirm. Tell us what impact, if any, the recently issued guidance in FASB
Statement Position No. EITF 00-19-2 will have on your classification and
accounting for such warrants.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

30. We reissue comment 44 of our letter dated December 21, 2006. Please identify
the persons or class of persons to whom you sold the securities in each
unregistered sale and for securities sold other than for cash, describe the
transaction and the type and amount of consideration received by the company.
For each sale of unregistered securities for which you claim the exemption
contained in Section 4(2), please state whether the purchasers were accredited or
sophisticated and possessed access to sufficient information.

Undertakings

31. Please provide the undertakings required by Item 512(g) of Regulation S-B, as
applicable. If you intend to rely on Rule 430C, please provide the undertaking
contained in Item 512(g)(2). If you intend to rely on Rule 430B, please provide
the undertaking contained in Item 512(g)(1).

Exhibits

32. We note your response to comment 42 of our letter dated December 21, 2006.
From your response, it appears that the InferX articles of incorporation update the
bylaws of Black Nickel.   Please advise.

*   *   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Kathy Collins at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Ernest M. Stern, Esq.
         by facsimile at 202- 828-5393